January 19, 2018

Re:	Gates Industrial Corporation plc
Registration Statement on Form S-1
File No. 333-222310
Withdrawal of Acceleration Request

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek, Esq.

Ladies and Gentlemen:

We, as representatives of the several underwriters of the proposed public offering of ordinary shares of Gates Industrial Corporation plc, hereby respectfully withdraw our request for acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1 set forth in our letter, dated January 19, 2018.

Very truly yours,

Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Acting severally on behalf of themselves and the several Underwriters
By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Eric Jetter
Name:	Eric Jetter
Title:	Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name:	Akanksha Agarwal
Title:	Vice President

[Signature Page to Withdrawal of Acceleration Request]